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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. ________________)*


                          Navigant International, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    63935R108
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                                 (CUSIP Number)


                                 April 16. 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 / /       Rule 13d-1(b)

 /X/       Rule 13d-1(c)

 / /       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 63935R108

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1.    Names of Reporting Person.

      Steven Major

I.R.S. Identification Nos. of above person (entities only)


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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                   / /    (a)

                                                   / /    (b)

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3.    SEC Use Only
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                                                      United States
4.    Citizenship or Place of Organization
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Number of             5.  Sole Voting Power           202,467
Shares Bene-      --------------------------------------------------------------
ficially
Owned by Each         6.  Shared Voting Power         0
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power      202,467
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power    455,800

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person      658,267
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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

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11. Percentage of Class Represented by Amount in Row (9)                   5.1%
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12. Type of Reporting Person (See Instructions)                              IN
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ITEM 1(a).        NAME OF ISSUER:

                  The name of the issuer is Navigant International, Inc. (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The principal executive offices of the Company are located at 84 Inverness Circle East, Englewood, Colorado 80112.

ITEM 2(a).        NAME OF PERSON FILING:

                  This Schedule 13G is being filed by Steven Major, an individual.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of Mr. Major is c/o Ladenburg Thalmann, 590 Madison Avenue, New York, New York 10022

ITEM 2(c).        CITIZENSHIP:

                  Mr. Major  is a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock par value $0.001  ("Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  63935R108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  / /    (a)      Broker or dealer registered under Section 15 of the Exchange
                  Act.

  / /    (b)      Bank as defined in Section 3(a)(6) of the Exchange Act.

  / /    (c)      Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

  / /    (d)      Investment Company registered under Section 8 of the
                  Investment Company Act.

  / /    (e)      An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

  / /    (f)      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

   / /   (g)      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

   / /   (h)      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

   / /   (i)      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

   / /   (j)      Group in accordance with Rule 13d-1(b)(1)(ii)(J).

   /X/ If this statement if filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:     658,267 shares of Common Stock
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         (b)      PERCENT OF CLASS: 5.1% (based on 12,963,281 shares of Common
                  Stock issued and outstanding as of December 1, 1998, as set forth in the Company's quarterly report for the period ended October 24, 1998).

         (c)      NUMBER OF SHARES OF COMMON STOCK AS TO WHICH SUCH PERSON HAS:

                  (i) Sole power to vote or direct the vote:             202,467

                  (ii) Shared power to vote of direct the vote:                0

                  (iii) Sole power to dispose or to direct the disposition of :
                                                                         202,467

                  (iv) Shared power to dispose or to direct the disposition of :
                                                                         455,800


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock is held in part by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATIONS.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 1999



                                                   /s/ Steven Major
                                                   -----------------------------
                                                       Steven Major